UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

China Kanghui Holdings

(Name of Issuer)

Ordinary Shares* American Depositary Shares

(Title of Class of Securities)

16890V100 **

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing six ordinary shares.

**	This CUSIP number applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16890V100	SCHEDULE 13G	Page 2 of 8 Pages

1	Names of reporting persons Yikang Jiang
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 10,000,000[1]
	7	Sole dispositive power 0
	8	Shared dispositive power 10,000,000
9	Aggregate amount beneficially owned by each reporting person 10,000,000
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 7.3%[2]
12	Type of reporting person IN

[1]	Includes 4,000,000 ordinary shares held by Mr. Zhenyu Jiang, which is disclaimed by Mr. Yikang Jiang.
[2]	Based on 136,821,600 outstanding ordinary shares as of December 31, 2010.

CUSIP No. 16890V100	SCHEDULE 13G	Page 3 of 8 Pages

1	Names of reporting persons Zhenyu Jiang
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 10,000,000[3]
	7	Sole dispositive power 0
	8	Shared dispositive power 10,000,000
9	Aggregate amount beneficially owned by each reporting person 10,000,000
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 7.3%[4]
12	Type of reporting person IN

[3]	Includes 6,000,000 ordinary shares held by Mr. Yikang Jiang, which is disclaimed by Mr. Zhenyu Jiang.
[4]	Based on 136,821,600 outstanding ordinary shares as of December 31, 2010.

CUSIP No. 16890V100	SCHEDULE 13G	Page 4 of 8 Pages

Item 1	(a)	Name of Issuer:

China Kanghui Holdings (“Issuer”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

No.1-8 Tianshan Road, Xinbei District, Changzhou Jiangsu Province 213022, People’s Republic of China

Item 2	(a)	Name of Person Filing:

Yikang Jiang Zhenyu Jiang

Item 2	(b)	Address of Principal Business Office or, If None, Residence

Yikang Jiang

Room 501, Unit Jia, Block 9, Huaide Yuan,

Zhonglou District Changzhou, Jiangsu, P.R. China

Zhenyu Jiang

Room 501, Unit Jia, Block 9, Huaide Yuan,

Zhonglou District Changzhou, Jiangsu, P.R. China

Item 2	(c)	Citizenship

Yikang Jiang - People’s Republic of China Zhenyu Jiang - People’s Republic of China

Item 2	(d)	Title of Class of Securities:

Ordinary shares, par value $0.001 per share American Depository Shares, each representing six ordinary shares

Item 2	(e)	CUSIP Number:

16890V100

Item 3.		Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 16890V100	SCHEDULE 13G	Page 5 of 8 Pages

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Yikang Jiang	10,000,000 ordinary shares*	7.3%	0	10,000,000 ordinary shares*	0	10,000,000 ordinary shares*
Zhenyu Jiang	10,000,000 ordinary shares**	7.3%	0	10,000,000 ordinary shares**	0	10,000,000 ordinary shares**

The percentages of ownership set forth above are based on 136,821,600 ordinary shares outstanding as of December 31, 2010.

*       Includes 4,000,000 ordinary shares held by Mr. Zhenyu Jiang, which is disclaimed by Mr. Yikang Jiang.

**     Includes 6,000,000 ordinary shares held by Mr. Yikang Jiang, which is disclaimed by Mr. Zhenyu Jiang.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 16890V100	SCHEDULE 13G	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2011

Yikang Jiang

By:	/s/ Yikang Jiang

Name:	Yikang Jiang

Zhenyu Jiang

By:	/s/ Zhenyu Jiang

Name:	Zhenyu Jiang

CUSIP No. 16890V100	SCHEDULE 13G	Page 7 of 8 Pages

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement